06006185

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51874 |

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASHINGTON, D.C. 153

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veronis Suhler Stevenson LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Park Avenue, 7th Floor
(No. and Street)

| New York | New York | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Sinatra (212) 935-4990
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

| 60 Broad Street | New York | NY | 10004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED MAY 23 2006 THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, John R. Sinatra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veronis Suhler Stevenson LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

SIG LEONG
NOTARY PUBLIC STATE OF NEW YORK
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES DEC. 24, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

**VERONIS SUHLER STEVENSON LLC**
(A Wholly-Owned Subsidiary of Veronis Suhler Stevenson
Partners LLC)

December 31, 2005 and 2004

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Managing Member of
**Veronis Suhler Stevenson LLC**

We have audited the accompanying statement of financial condition of Veronis Suhler Stevenson LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The statement of financial condition for Veronis Suhler Stevenson LLC as of December 31, 2004 was audited by other auditors. Those auditors expressed an unqualified opinion on the financial statement in their report dated February 7, 2005.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Veronis Suhler Stevenson LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 13, 2006

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Veronis Suhler Stevenson LLC
(A wholly-owned subsidiary of Veronis Suhler Stevenson Partners LLC)

## STATEMENTS OF FINANCIAL CONDITION

December 31,

| ASSETS | 2005 | 2004 |
|---|---|---|
| Cash and cash equivalents | **$3,095,980** | $2,113,795 |
| Trade receivables | **515,000** | 15,000 |
| Other assets | **866** | 724 |
| Total assets | **$3,611,846** | $2,129,519 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Liabilities | | |
| Payable to affiliates | **$ 92,287** | $ 93,950 |
| Deferred income | **95,833** | 60,417 |
| Accounts payable and accrued expenses | **1,058,724** | 789,851 |
| Commissions payable | **130,000** | 152,440 |
| Total liabilities | **1,376,844** | 1,096,658 |
| Member's equity | | |
| Contributed capital | **750,000** | 750,000 |
| Retained earnings | **1,485,002** | 282,861 |
| Total member's equity | **2,235,002** | 1,032,861 |
| Total liabilities and member's equity | **$3,611,846** | $2,129,519 |

*The accompanying notes are an integral part of these statements.*

## NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2005 and 2004

### NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

1. *Organization*

Veronis Suhler Stevenson LLC (the "Company" or "VSS LLC") is a registered broker-dealer under the Securities Exchange Act of 1934, and a wholly-owned subsidiary of Veronis Suhler Stevenson Partners LLC ("VSSPTNS" or the "Parent Company"). The Company was formed in Delaware on May 10, 1999, was capitalized on June 2, 1999, and commenced operations on January 5, 2000. VSS LLC primarily engages in providing advisory services to various clients in the communications industry. The performance of the Company may be affected by economic developments within the communications industry.

VSS LLC was formed as a wholly-owned subsidiary of Veronis, Suhler & Associates Inc. ("VS&A Inc.") and was previously named Veronis, Suhler & Associates LLC. In January 2002, VS&A Inc. contributed all of its assets and business, including its wholly-owned subsidiaries, into Veronis Suhler Stevenson Partners LLC, a new subsidiary limited liability company of VS&A Inc. At the same time, the name of the Company was changed to Veronis Suhler Stevenson LLC. In 2004, VS&A Inc. formed Veronis Suhler Stevenson Holdings LLC ("Holdings") and contributed its interest in VSSPTNS into Holdings.

2. *General*

VSS LLC follows the accrual method of accounting. Transaction fees and retainers are generated from advisory services provided to clients relating to mergers and acquisitions. Transaction fees are recognized upon completion of the transaction and when collectibility is reasonably assured. Retainer fees are recognized to income over the lives of the underlying engagement agreements.

3. *Use of Estimates*

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

4. *Fair Value*

The fair value of financial assets and liabilities approximates carrying value.

## NOTE B - RELATED PARTY TRANSACTIONS

VSS LLC is a member of a group of affiliated companies and is involved in extensive transactions with these companies. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

*Veronis Suhler Stevenson Partners LLC*

The Parent Company provides office space, accounting, research, and certain other administrative services to VSS LLC. Effective December 1, 2003, VSS LLC implemented guidance issued by the SEC for Rules 17a-3(a)(1) and (a)(2) (the "Financial Responsibility Rules") regarding the treatment of broker/dealer expenses and liabilities. Accordingly, in December 2003, VSS LLC entered into an expense allocation agreement with VSSPTNS whereby VSS LLC pays and records its estimated share of allocable expenses on a monthly basis. For the years ended December 31, 2005 and 2004, VSS LLC paid VSSPTNS an expense allocation of $1,939,260 and $2,597,135, respectively. At the end of 2005 and 2004, VSS LLC had an outstanding intercompany payable to the Parent of $92,287 and $93,950, respectively.

*VS&A Communications Partners II, L.P.,*
*VS&A Communications Partners III, L.P. and*
*VSS Communications Partners IV, L.P.*

VS&A Communications Partners II, L.P. ("Partnership II"), VS&A Communications Partners III, L.P. ("Partnership III") and VSS Communications Partners IV, L.P. ("Partnership IV") and their affiliated parallel vehicles (collectively, the "Partnerships") are Delaware limited partnerships formed pursuant to limited partnership agreements dated as of November 10, 1994, November 10, 1998 and September 27, 2004, respectively. The objective of the Partnerships is to realize long-term appreciation of capital contributed by its partners through emphasis on investments in special situations in the communications industry. The Company has agreed to refer investment opportunities to the Partnerships that fall within the investment guidelines of the Partnerships. During 2005 and 2004, the Company earned $10,558,517 and $2,503,081, respectively, in transaction fees from transactions in which the Partnerships participated.

*VSS Mezzanine Partners, L.P.*

VSS Mezzanine Partners, L.P. ("Mezzanine") is a Delaware limited partnership formed pursuant to limited partnership agreements dated as of January 29, 2004. The objective of Mezzanine is to realize long-term capital appreciation of capital contributed by its partners through investments primarily in mezzanine securities of domestic and foreign issuers engaged in the media, communications, information and related industries. During 2005, the Company earned $562,500 in transaction fees from transactions in which Mezzanine participated.

**NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)**

December 31, 2005 and 2004

## NOTE C - INCOME TAXES

VSS LLC is a single member limited liability company that is owned by a partnership Parent Company. As such, VSS LLC does not have to file a separate tax return and is not subject to Federal or state income taxes. At December 31, 2005, VSS LLC has a payable to the Parent Company of $390,550, as it is subject to New York City Unincorporated Business Tax.

## NOTE D - REGULATORY REQUIREMENTS - NET CAPITAL

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital equal to 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2005, the Company's net capital, required net capital, excess net capital, and ratio of aggregate indebtedness to net capital were $1,760,716, $91,795, $1,668,921 and 1.278 to 1, respectively. As of December 31, 2004, the Company's net capital, required net capital, excess net capital, and ratio of aggregate indebtedness to net capital were $975,361, $73,114, $902,247 and 1.124 to 1, respectively.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International


60 Broad Street
New York, New York 10004
**Tel:** 212 422-1000
**Fax: 212 422-0144**
www.grantthornton.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

**VERONIS SUHLER STEVENSON LLC**
(A Wholly-Owned Subsidiary of Veronis Suhler Stevenson Partners LLC)

December 31, 2005

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Managing Member
**Veronis Suhler Stevenson Partners LLC**

In planning and performing our audit of the financial statements and supplemental schedules of Veronis Suhler Stevenson LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory organizations which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 13, 2006

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International


60 Broad Street
New York, New York 10004
**Tel:** 212 422-1000
**Fax: 212 422-0144**
www.grantthornton.com